Exhibit 20.1

March 25, 2011

Dear Shareholder:

Attached is an update on the status of BellaVista and each of the assets in the BellaVista portfolio.  As you know, for the past three years we have been operating in incredibly difficult real estate and credit markets.  These unprecedented market conditions created situations where many of our original borrowers or development partners were unable to perform and meet the terms of their borrowing or partnership agreements with BVC.

While we have made every effort to work with our borrowers and development partners, in the end our responsibility was and is to BellaVista’s shareholders.  As a result, the Company foreclosed and assumed outright ownership of various projects (“REO” properties).  In other cases, the Company imposed a significantly increased level of operational control over certain projects (“Controlled” properties) in order to complete the project so that the property could then be made ready for sale or lease/rental.  Under either scenario, these changes in ownership and control were not only very time consuming  but also very costly due to our assuming the responsibility for completion costs, senior debt obligations and operational expenses such as property taxes, insurance, marketing, maintenance, etc.  All of these expenses are incremental to the core operations of the company and, as such, have had a continuing negative impact on NRV.

As we have previously shared with you, the new operational responsibilities resulted in a major change in scope and a retooling of BellaVista’s operations and focus.  Effectively, BellaVista has transitioned from lender, and occasional passive development partner, to active owner/developer, property manager and, in some instances, landlord.  As a result, over the past three years, the Board has made significant changes in the Company’s operating structure and personnel in order to effectively and efficiently manage these new responsibilities.

Additionally, the Board has developed and implemented a specific plan for each of the REO and Controlled properties.  We are focused on managing the REO and Controlled properties to maximize value, with the goal of selling these properties over the next several years (market permitting) with sales proceeds first being used to retire existing debt and fund operational and carrying costs for any remaining properties, and then being used to fund a share repurchase program.  The timing of such a share repurchase program is dependent on when and at what price properties are sold, and when existing debt is repaid.  Please note that these plans and our subsequent actions are consistent with the primary goal of a controlled liquidation of the Company through the sale of the portfolio assets and a share repurchase program.

As a result of the restructuring and individual property strategies, our financials have improved significantly from Fiscal Year 2009 to Fiscal Year 2010.  On an unaudited basis, while Interest Income decreased by $334,000 or 69%, Company Operating Expenses were decreased by almost $300,000 or 32%.  REO Operating Income increased by $172,000 or 26% while REO Operating Expenses decreased by $161,000 or 8%.

We hope that the attached property update summary will give you a good understanding of what has been accomplished as well as the current status of the portfolio investments.  While we have made and are continuing to make good progress toward our goal of a controlled liquidation, the market remains the controlling factor for liquidation timing and value.

Relative to the value of the portfolio, we evaluate the current market value of each investment on a quarterly basis with the assistance of third party appraisers and brokers.  This aids management and the Board in assessing the efficacy of the strategy for each individual investment and assists in making any midcourse corrections.  Additionally, it ensures our compliance with our various audit and filing requirements.  These quarterly valuations combined with REO and operating expenses are the major components in determining the quarterly assessment of Net Realizable Value (NRV) or share price.

As we review the current valuations it is important to note that the market is still being significantly weakened by the sheer volume of defaulted properties being offered at very low liquidation prices, which are well below replacement cost.  Generally these properties are now owned by the banks through foreclosure or are in default such that their values are being significantly reduced as a result of the short sale process.  All of this combines to negatively impact our portfolio value by depressing the current values of certain properties such that we must take quarterly impairments to their values.  Therefore, based on this current market analyses, we are taking impairments in our 10-Q report for Quarter 3 of 2010 totaling approximately $1,010,342, primarily related to four (4) properties (see property update summary).  We believe these impairments correctly reflect a conservative appraisal of current liquidation values.  We hope (although cannot guarantee) that through our rent and hold strategies in place for various properties that we will experience an increase in some of these values over the next several years.  Nonetheless, we are taking a conservative position by taking these impairments now.  The net impact of these impairments to NRV is approximately $0.09 which combined with an operating loss related to REO and operating expenses of approximately $423,390 results in an NRV of $2.05 per share at the end of Q3 of 2010.

We are now in the process of completing our 2010 audit.  Once that is complete, we will publish our annual report and contact you with the particulars regarding this year’s upcoming annual shareholder meeting.

On behalf of the entire BellaVista team, we sincerely appreciate your support during these difficult times as we continue to direct all of our effort to achieve the best possible outcome for our shareholders.  Should you have any questions in the meantime, please feel free to contact, Patti Wolf on our shareholder support line at 480-563-3351.

Sincerely,

/s/ William Offenberg	/s/ Jeff Black	/s/ Patti Wolf

William Offenberg	Jeff Black	Patti Wolf
(408) 396-3971	(408) 499-0352	(480) 563-3351

BellaVista REO and Controlled Properties
Status Update – March 2011

Cummings Park – East Palo Alto, CA
This is a mixed use combination of retail and residential condominiums with 30 residential units: 24 “market rate” (“MR”), 6 “below market rate” (“BMR”) and 7 retail units totaling 21,696 s.f.  This project is well located in the same shopping center as Best Buy, Sports Authority and Nordstrom Rack and across the street from Ikea.  BVC assumed a higher level of control of the project in spring of 2008.  A successful live auction of 22 market rate residential units was completed in June 2008.  BVC took over complete management of the project in September of 2008.  Since our last update, the 2 remaining MR residential units and 3 of the 6 BMR residential units have been sold.  This leaves us with 3 BMRs for sale.  The City of East Palo Alto finds and selects buyers for the BMRs.  The main obstacle to selling BMR units is the lack of available financing.  In May of 2009, we closed the sale of 9,818 s.f. of the retail space (3 retail units).  Of the remaining 4 retail condos, BVC has leased 1 and plans on holding the remaining retail space until it is leased up and the retail “For Sale” market improves.  Bank debt has been reduced substantially, from over $14 million to only $625,000.  The project can be viewed at www.cummingspark.com.

Frank Norris Place – 81 Frank Norris Street (at Polk between Pine and Bush), San Francisco
This project is a 32 unit market rate residential condo project developed and entitled specifically for active seniors (55 and over).  The developer (and BVC’s borrower) completed the project and sold several units.  The developer defaulted on the BVC loan in the first quarter of 2008.  BVC reached agreement with the developer in the spring of 2008, and took title to the remaining 14 units as a settlement with the borrower.  Since that time, we have sold 10 of the 14 units.  We continue to market the remaining units for sale or lease.  The debt has been paid off from the proceeds of the units sold.  Based on the sales prices achieved on the units closed, the value of this investment has been impaired by approximately $50,000.  The project can be viewed at www.81franknorris.com.

Brighton Apartments – 1000 Brighton Ave, Modesto, CA
The Brighton project is a 40 unit apartment project that was originally a JV project with BVC.  The conversion to condominiums was completed in the Q4 of 2007.  BVC and the Developer agreed shortly thereafter not to market the units as condos due to the weak local demand for this type of product.  Due to lack of equity remaining in this project, our developer partner resigned his ownership and management of the project in September 2008.  As a result, BVC assumed complete control and management of the project.  The project was reconverted to a rental apartment complex.  Renting began in 2008 and has been very successful.  Currently, 39 of the 40 apartments are leased.  BVC continues to seek traditional bank-sourced mortgage financing to replace a private placement credit line of $1.5 million.  We believe that the value of this property will benefit over the next several years as we continue to increase rental rates and a steady rental history is established.  The project can be viewed at www.1000brighton.com

MacArthur Project – 487 W. MacArthur Blvd, Oakland, CA
This project is a residential condominium project with 16 residential units and 1 small retail unit.  Completed in spring 2009, the units are a mix of townhouse and loft style units.  BVC is the lender on this project and has been involved in the completion of the construction.  Working with our development partner, a live auction was completed in August of 2009.  All 16 residential units have been sold with only the one small retail unit remaining.  The proceeds have been used to retire existing debt on other properties in the portfolio.  Additionally, the developer has settled litigation with the general contractor.  Based on the value of the remaining unit, and other cash to be received from Mac Homes, LLC (developer/borrower), the value of this investment has recently been additionally impaired by approximately $133,000.

The Cathedral Building - 1615 Broadway, Oakland, CA
This unique project in downtown Oakland, at the entrance to the Uptown District, was completed by the developer in the Q1 2009.  BVC is the first lender on this project.  The project is a 13 story historic building that has been subdivided by floor into condos.  It is mixed use with 1 large retail unit on the ground floor, five office/commercial units on floors 2 through 6, and seven residential units on the upper floors.  Most of the residential units offer commanding views and unique floor plans.  The Company is receiving the net proceeds from all sales until the loan is paid in full.  To date, 2 office units and 1 residential unit have been sold and 1 other unit is under contract.  The project can be viewed at http://www.brogproperties.com.

2555-65 Pulgas Avenue, East Palo Alto, CA
This project was initially designed as an urban loft style complex.  The City of East Palo Alto was very much in favor of this type of development and the project progressed through a significant portion of the initial entitlement process.  BVC was the first lender.  Unfortunately, the decline in the real estate market and the very tight credit market prevented the developer from moving past the entitlement phase.  BVC took title to this land through foreclosure in December 2008.  The property is listed for sale.  While there is reasonable interest in the property based on its size and location, it is likely to take 24 to 36 months to find a suitable buyer and close on a sale.  In the interim we are pursuing short term rental opportunities to provide some cash flow to offset a portion of our carrying costs.

189 Gilmartin Drive, Tiburon, CA
This is a 5 bedroom, 6.5 bath luxury home with commanding views of the East Bay from the hillside in Tiburon.  BVC was the original lender on this project.  The developer failed to complete the construction.  BVC took title to the project several years ago and went on to finance the completion of the home.  After an extended marketing process, this property was sold in January 2010 and our debt on this property and certain other amounts owed to the bank lender on another property were retired.

3100-3120 Alum Rock Avenue, San Jose, CA
This is a multi-tenant retail project located at the intersection of Alum Rock and White Road in San Jose.  The borrower defaulted on the BVC loan and formally agreed to BVC assuming control of the property management activities including tenant relations and collection of rents.  Subsequently, BVC took title to this property through foreclosure in January 2010.  The property is 93% occupied with 13 different tenants.  The current gross rents generate sufficient cash flow to service the first mortgage, property tax, insurance and maintenance.  We plan on operating this property until the retail market in this area improves, at which time we will market the property for sale.  The company has recently renegotiated the first loan on the property for better terms and conditions.  Based on a modest decrease in rental income and several vacancies, the value of this investment has recently been additionally impaired by approximately $214,000

Bowman Road, Pineville, NC
This asset is a vacant parcel of commercial land.  Borrower has defaulted on their loan.  BVC has initiated the foreclosure process.  Once the foreclosure is completed, the property will be marketed for sale.  Demand in the area is quite low and we expect that it will take 18 to 36 months to find a buyer and close a transaction.

7318 Crane Road, Oakdale, CA
This property consists of two separate parcels of land that was approved for 50 residential lots.  Currently there is one existing home on the property that is leased.  BVC owns 40% of this investment.  The ownership is subject to a mortgage of approximately $600,000 on one of the two parcels.  The payment of this first mortgage is serviced by the tenant occupying the existing home on the property.  The plan is to hold the property until market demand increases.

26414 Lone Tree Road, Escalon, CA
Escalon is a commercial property with two large metal buildings, a modular home and shop totaling 17,500 s.f..  BVC owns 21% of this investment.  This property has been leased on a short term basis to provide some cash flow for maintenance and property expenses.  Based on the current weak local market, the plan is to hold the property until the market improves.

1274 San Felipe Road, San Jose, CA
This property is a older single family residence on a large sub-dividable lot in the East San Jose foothills near Silvercreek and Edenvale.  Title was acquired through foreclosure and BVC owns 43% of this investment.  Home is currently being prepared to list for sale in April 2011.

3940 and 3958 E. 14th Street, Oakland, CA
This asset is made up of 2 separate retail/commercial properties.  Title was acquired through foreclosure and BVC owns 68% of this investment.  A broker has been retained and properties will be listed in March 2011.

Bowman Road, Auburn, CA
This property consists of 5 separate parcels including a hotel, bowling alley, restaurant and 2 vacant parcels.  Title was acquired through foreclosure and BVC owns 20% of this investment.  The asset is being re-financed and the plan is to continue operations until a suitable master plan for this Highway 80 frontage land can be designed, approved and marketed to developers.  While we believe that a hold strategy on this property may eventually net a higher value, the value of BVC’s investment has been impaired by approximately $614,000 due to the liquidation value presented in a recently completed appraisal.

Balmore Court, El Sobrante, CA
This property is a 25 lot subdivision with final map recorded and bond in place to complete improvements.  BVC owns 9% of this investment.  The property is proceeding through a foreclosure process.

Please note that the property web sites cited in this letter are composed and controlled by third parties and not by the Company.  The Company has reviewed the content of each site and believes that it is accurate as of the date hereof, but the Company does not assume any responsibility for the accuracy and completeness of the information on these independent web sites now or at any time in the future.